SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2013

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

1692-1 Seocho-dong

Seocho-gu, Seoul

137-882

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 1, 2013
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Tony Yongrae Jung
Name:	Tony Yongrae Jung
Title:	Team Leader

2012

Earnings Release

Investor Relations 2013. 2. 1

KT, global ICT convergence leader

Investor Relations 2013. 2.1

Disclaimer

1

This presentation has been prepared by KT Corp. (“the Company”). This presentation contains forward-looking statements, which are subject to risks, uncertainties, and assumptions. This presentation is being presented solely for your information and is subject to change without notice. No representation or warranty, expressed or implied, is made and no reliance should be placed on the accuracy, actuality, fairness, or completeness of the information presented.

Please be informed that items included in our operating income have been prepared in accordance with K-IFRS 1001 released on October 17, 2012, which was revised to coincide with the Korean Accounting Standards for Non-Public Entities (“KAS-NPEs”). As such, our disposal gains from real estates and others have been excluded from our operating income.

The Company, its affiliates or representatives accept no liability whatsoever for any losses arising from any information contained in the presentation. This presentation does not constitute an offer or invitation to purchase or subscribe for any shares of the Company, and no part of this presentation shall form the Basis of or be relied upon in connection with any contract or commitment.

Any decision to purchase shares of the Company should be made solely on the Basis of information, which has been publicly filed with the Securities and Exchange Commission or the Korea Stock Exchange and distributed to all investors.

The contents of this presentation may not be reproduced, redistributed or passed on, directly or indirectly, to any other person or published, in whole or in part, for any purpose.

Contents

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

K-IFRS / Consolidated

1-1 Financial Highlights

Income Statement

(Unit: KRW bn)

Yearly Results

- Operating revenue 23,790bn
  (YoY) +11.8%
- Operating income 1,214bn
  (YoY) -30.6%
- Net income 1,111bn
  (YoY) -23.5%
- EBITDA 4,482bn
  (YoY) -4.9%

	2012	2011	YoY	4Q 12	3Q 12	QoQ
Operating revenue	23,790.3	21,272.0	11.8%	6,203.2	6,172.6	0.5%
Operating expense	22,576.5	19,523.6	15.6%	6,152.2	5,942.5	3.5%
Operating income	1,213.8	1,748.4	-30.6%	51.0	230.1	-77.8%
Margin (%)	*5.1%*	*8.2%*	*-3.1%p*	*0.8%*	*3.7%*	*-2.9%p*
Non-operating income (loss)	208.6	-145.1	TB	76.2	239.6	-68.2%
Income before income taxes	1,422.4	1,603.4	-11.3%	127.2	469.7	-72.9%
Net income	1,111.5	1,452.0	-23.5%	93.6	372.3	-74.9%
Margin (%)	*4.7%*	*6.8%*	*-2.2%p*	*1.5%*	*6.0%*	*-4.5%p*
EBITDA	4,481.6	4,710.9	-4.9%	908.3	1,104.1	-17.7%
Margin (%)	*18.8%*	*22.1%*	*-3.3%p*	*14.6%*	*17.9%*	*-3.2%p*

3

Operating income contribution of subsidiaries= Consolidated OP – kt stand alone OP

Normalized operating income contribution of subsidiaries is KRW 197bn

Adjustments for consolidation: Depreciation of

K-IFRS / Consolidated

1-2 Financial Highlights

Subsidiaries

Revenue Operating Profit YoY—0.7% YoY 38.1%

3,150.4 143.1 3,128.9 103.6 Consolidated from 4Q11

2011 2012 2011 2012

YoY +20.2% YoY +91.3%

65.8 574.8 478.3

34.4 Consolidated from 1Q11

2011 2012 2011 2012

YoY +8.7% YoY +1.0%

716.2

658.9 84.1 Consolidated from 3Q12 83.3

2011 2012 2011 2012

? Subsidiaries’ financials are consolidated figures

(Unit: KRW bn)

KT skylife

BC

83

83

4.7%

2011

197

139

11.5%

2012

Adjustments

for

consolidation

Operating income contribution of subsidiaries

% of subsidiaries’ OP

appraisal value, other adjustments for consolidation 4

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Wireless 6,913.4 6,969.4—0.8% 1,703.0 1,754.2—2.9%

Wireline 6,392.3 6,950.7—8.0% 1,549.1 1,568.0—1.2%

Media/

1,067.9 803.0 33.0% 323.3 266.4 21.3%

Contents Finance/

3,574.3 996.6 258.7% 954.7 939.1 1.7%

Rental

Others 1,241.5 1,227.2 1.2% 354.9 332.3 6.8%

Merchandise 4,600.9 4,325.1 6.4% 1,318.2 1,312.4 0.4%

Total 23,790.3 21,272.0 11.8% 6,203.2 6,172.6 0.5%

K-IFRS / Consolidated

1-3 Financial Highlights

Operating Revenue

Yearly Operating revenue 23,790bn (YoY) +11.8%

Wireless revenue dropped 0.8% due to interconnection fee adjustments and tariff discounts

Wireline revenue decreased 8% mainly due to PSTN revenue drop

Media/Contents revenue increased 33% stemmed from subscriber and ARPU growth

Finance/Rental revenue increased 258.7% as BC Card and kt Rental were consolidated

Yearly operating expenses 22,577bn (YoY) +15.6%

K-IFRS / Consolidated

1-4 Financial Highlights

Operating Expenses

Addition of consolidated subsidiaries and raise in wages led to increase in the Labor Cost by 7.7%

Frequency usage fee, increasing depreciation charges mainly resulted in General expenses rise of 36.6%

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Labor cost 3,075.8 2,856.0 7.7% 844.9 756.8 11.6%

General expenses 10,026.2 7,339.4 36.6% 2,711.6 2,510.0 8.0%

Cost of service

2,613.0 2,838.2—7.9% 680.0 685.0—0.7% provided

Selling expenses 2,372.5 1,969.3 20.5% 628.2 733.6—14.4%

Cost of

4,489.0 4,520.8—0.7% 1,287.5 1,257.0 2.4% merchandise

Total 22,576.5 19,523.6 15.6% 6,152.2 5,942.5 3.5%

✓ 4Q12 oper ating expense includes annual labor cost increase of KRW 91.4bn and spectrum usage fee of KRW 37.7bn

Sales Expense (kt Stand alone, Profit from handset sales adjusted) 2012 2011 YoY 4Q 12 3Q 12 QoQ

Sales

2,429.9 2,410.8 0.8% 611.8 705.4—13.3%

Expense 6

—Due to the base effects of 2G related cost in 2011 and impairment loss from investments in kt Tech, Non-operating account was improved

—According to the revised accounting standards, disposal gains from real estate and copper line are included

K-IFRS / Consolidated

1-5 Financial Highlights

Non-Operating Income(Loss)

• Yearly non-operating income(loss) turned to black, recording KRW 209bn(YoY)

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Non-operating

1,284.8 1,041.7 23.3% 546.9 472.3 15.8% revenue Non-operating

1,097.2 1,183.7—7.3% 475.8 236.4 101.2% expense

Equity method 21.0—3.0 TB 5.1 3.7 34.9%

Total 208.6—145.1 TB 76.2 239.6—68.2%

• Debt Position

—Total Debt : 11,423bn

—Net Debt : 9,369bn

• Debt Ratio

—Liability to Equity : 162.0%

—Net Debt to Equity : 71.2%

K-IFRS / Consolidated

1-6 Financial Highlights

Financial Position

✓?Debt ratio increased slightly

due to the inclusion of kt

Rental in the consolidated

F/S

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ Assets 34,472.5 32,085.4 7.4% 34,472.5 33,729.3 2.2%

Cash and cash

2,054.7 1,445.2 42.2% 2,054.7 1,273.8 61.3% equivalents

Liabilities 21,315.0 19,547.6 9.0% 21,315.0 20,522.1 3.9%

Borrowings 11,423.4 10,998.6 3.9% 11,423.4 11,416.1 0.1%

Equity 13,157.5 12,537.8 4.9% 13,157.5 13,207.3—0.4%

Capital stock 1,564.5 1,564.5 0.0% 1,564.5 1,564.5 0.0% Net Debt 9,368.7 9,553.4—1.9% 9,368.7 10,142.3—7.6%

Liabilities/Equity 162.0% 155.9% 6.1%p 162.0% 155.4% 6.6%p Debt /Equity 86.8% 87.7%—0.9%p 86.8% 86.4% 0.4%p Net Debt/Equity 71.2% 76.2%—5.0%p 71.2% 76.8%—5.6%p

✓Nationwide LTE coverage

completed

✓?Plan to roll out Multi Carrier

K-IFRS / kt Stand Alone

1-7 Financial Highlights

CAPEX

• Total Capex

—4Q12 : 1,222bn

—FY2012: 3,711bn (YoY +11.8%)

—Executed 98% of yearly

guidance of 3.8tn

overhead

wireless

wireline

1,222.4 149.4 622.4 450.6 4q12 3,710.6 499.2 2,105.2 1,106.2 2012

3,318.5 437.5 1,607.7 1,273.3 2011

• LTE Capex

—4Q12: 486bn

—FY2012: 1,499bn

(Unit: KRW bn)

1	Financial Highlights
2	Business Overview
3	Q&A
4	Appendix

Despite adjustments in interconnection fee and tariff discount, ARPU increase from LTE subscriber expansion led to—

0.8% YoY revenue decrease.

Smartphone subscribers recorded over 10m, representing 62.1% of total subscribers

LTE subscribers stand at 3.9m , representing around 23.6% of total subscribers

LTE subscribers will continue to grow with our differentiated pricing plans, network competitiveness and strategic LTE handset launching

K-IFRS / Consolidated

2-1 Business Overview

Wireless

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Service 5,794.6 5,788.0 0.1% 1,472.1 1,442.8 2.0% Interconnection 616.0 768.8—19.9% 87.7 170.1—48.5% Others 502.7 412.6 21.8% 143.2 141.3 1.4%

Wireless 6,913.4 6,969.4—0.8% 1,703.0 1,754.2—2.9%

(Unit: 1,000 / %)

<Wireless Subscribers>

8,537 9,135 9,787 10,251

1q11 2q11 3q11 4q11 1q12 2q12 3q12 4q12

LTE 3g Smartphone % of Smartphone

Due to decrease in telephony and broadband revenue, total Wireline revenue fell 8.0% YoY

In spite of subscriber growth, broadband revenue fell due to bundling discounts

Plans to expand user base with introduction of various services based on All-IP network

K-IFRS / Consolidated

2-2 Business Overview

Wireline

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Telephony 3,375.6 3,807.7—11.3% 797.2 834.7—4.5% Broadband 1,758.7 1,910.2—7.9% 439.8 432.8 1.6% Line lease 1,257.9 1,232.8 2.0% 312.0 300.5 3.8%

Wireline 6,392.3 6,950.7—8.0% 1,549.1 1,568.0—1.2%

(Unit: 1,000 / %)

<Wireline Subscribers>

4Q12

K-IFRS / Consolidated

2-3 Business Overview

Media / Contents

• Expansion of kt Group Media subscribers and ARPU growth led to 33.0% YoY revenue growth

• kt Group Media Subscribers —kt Group : 6 m—kt IPTV : 4 m (OTS 1.77m)

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Media 987.3 736.2 34.1% 282.4 252.1 12.0%

Contents 80.6 66.9 20.5% 40.9 14.4 184.3%

Media/Contents 1,067.9 803.0 33.0% 323.3 266.4 21.3%

<Media Subscribers> (Unit: 1,000 / %)

5,341 5,593 5,796 6,039 4,900 5,125 4,547 4,709

(Unit: KRW bn)

2012 2011 YoY 4Q 12 3Q 12 QoQ

Finance/Rental 3,574.3 996.6 258.7% 954.7 939.1 1.7%

Finance 3,320.5 996.6 233.2% 821.0 819.0 0.2%

Rental 253.8—133.7 120.1 11.3%

Other Service 1,241.5 1,227.2 1.2% 354.9 332.3 6.8%

IT/Solution 618.5 690.5—10.4% 168.6 153.5 9.8%

Real estate 240.0 215.9 11.2% 78.6 72.7 8.1% Other 383.0 320.8 19.4% 107.7 106.1 1.5% Subsidiaries

K-IFRS / Consolidated

2-4 Business Overview

Finance / Rental

Finance/Rental revenue

• Due to consolidation of BC Card and kt Rental, revenue increased by 258.7% YoY

Other Services revenue

• Revenues from real estate and other subsidiaries increased

Others

• Merchandise 2012 2011 YoY 4Q 12 3Q 12 QoQ Sales of high-end LTE handsets increased Merchandise 4,600.9 4,325.1 6.4% 1,318.2 1,312.4 0.4% merchandise sales by 6.4% YoY

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

1 Financial Highlights

2 Business Overview

3 Q&A

4 Appendix

4-1 K-IFRS Quarterly Income Statements

(Unit: KRW bn)

Consolidated I/S	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Operating revenue	5,060	5,275	4,946	5,990	5,706	5,709	6,173	6,203
Service Revenue	3,989	4,089	4,069	4,800	4,708	4,736	4,860	4,885
Wireless	1,740	1,773	1,737	1,720	1,716	1,740	1,754	1,703
Fixed line	1,753	1,761	1,746	1,691	1,664	1,611	1,568	1,549
Media/Contents	186	187	214	215	231	248	266	323
Finance/Rental	54	59	51	833	836	844	939	955
Other service	256	309	321	342	262	293	332	355
Merchandise rev.	1,072	1,186	877	1,190	998	973	1,312	1,318
Operating expense	4,516	4,830	4,406	5,772	5,122	5,360	5,942	6,152
Service expense	3,399	3,608	3,491	4,504	4,129	4,408	4,686	4,865
Labor expense	684	724	701	748	733	740	757	845
General expense	1,528	1,613	1,641	2,557	2,364	2,441	2,510	2,712
Depreciation	723	741	752	746	763	773	874	857
Commissions	321	365	349	414	333	346	333	406
Advertising	39	42	40	63	24	40	40	47
Financial biz exp	-1	0	-1	707	693	701	675	703
Other general exp	446	465	501	626	550	581	589	699
Cost of svc provided	632	769	715	722	600	648	685	680
Cost of service	275	382	327	358	258	339	341	430
Interconnection fees	284	285	273	273	259	239	247	156
Other cost of service	72	102	115	92	83	69	97	94
Selling expense	556	502	434	477	431	579	734	628
Sales expense	496	461	395	474	399	549	694	588
Bad debt expense	60	40	40	3	33	30	40	40
Cost of merch sold	1,116	1,222	914	1,268	993	951	1,257	1,288
Operating income	545	445	541	218	584	349	230	51
EBITDA	1,268	1,186	1,292	964	1,347	1,122	1,104	908
N-OP income(loss)	122	-79	-170	-18	-58	-49	240	76
N-operating income	364	194	91	392	192	74	472	547
N-operating expense	247	288	269	380	255	130	236	476
Equity Method (G/L)	5	15	7	-30	4	8	4	5
Income bf taxes	667	366	370	200	525	300	470	127
Income tax	109	102	108	-3	118	63	97	2
Net income	560	425	260	207	408	238	372	94
NI contributable to kt	550	418	252	227	387	220	359	92

kt Stand Alone I/S	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12
Operating revenue	4,816	4,998	4,645	4,865	4,601	4,575	4,941	4,747
Service Revenue	3,728	3,808	3,803	3,724	3,640	3,622	3,639	3,562
Wireless	1,729	1,750	1,713	1,694	1,691	1,715	1,731	1,678
Fixed line	1,766	1,774	1,771	1,731	1,682	1,616	1,590	1,554
Media/Contents	63	74	80	100	102	110	122	132
Finance/Rental								
Other service	170	211	239	199	164	180	196	198
Merchandise rev.	1,088	1,190	842	1,141	961	953	1,302	1,184
Operating expense	4,293	4,577	4,118	4,669	4,075	4,281	4,719	4,714
Service expense	3,131	3,301	3,186	3,427	3,086	3,331	3,477	3,555
Labor expense	585	624	585	591	602	602	596	687
General expense	1,444	1,521	1,541	1,723	1,517	1,594	1,573	1,751
Depreciation	693	708	717	717	725	734	736	731
Commissions	335	376	360	415	333	347	346	405
Advertising	33	38	36	58	22	38	36	41
Financial biz exp								
Other general exp	383	400	428	533	438	476	455	573
Cost of svc provided	530	609	585	576	510	508	524	464
Cost of service	176	224	199	213	169	199	181	214
Interconnection fees	284	285	272	272	259	239	246	155
Other cost of service	71	101	114	91	83	70	97	95
Selling expense	571	546	475	536	457	627	784	653
Sales expense	528	515	444	538	437	607	758	629
Bad debt expense	43	31	31	-2	20	21	26	24
Cost of merch sold	1,162	1,276	932	1,242	989	950	1,241	1,159
Operating income	523	420	527	196	526	294	222	33
EBITDA	1,216	1,128	1,244	913	1,251	1,027	958	764
N-OP income(loss)	-59	158	-171	64	-64	-59	116	97
N-operating income	173	441	82	391	178	62	338	538
N-operating expense	231	283	253	326	243	122	222	441
Equity Method (G/L)								
Income bf taxes	464	578	355	260	462	234	338	129
Income tax	105	147	98	19	98	45	72	229
Net income	359	432	258	241	363	189	266	-99

17

4-2 K-IFRS Yearly Income Statements

(Unit: KRW bn)

Consolidated I/S	2011	2012	YoY
Operating revenue	21,272	23,790	11.8%
Service Revenue	16,947	19,189	13.2%
Wireless	6,969	6,913	-0.8%
Fixed line	6,951	6,392	-8.0%
Media/Contents	803	1,068	33.0%
Finance/Rental	997	3,574	258.7%
Other service	1,227	1,242	1.2%
Merchandise revenue	4,325	4,601	6.4%
Operating expense	19,524	22,576	15.6%
Service expense	15,003	18,088	20.6%
Labor expense	2,856	3,076	7.7%
General expense	7,339	10,026	36.6%
Depreciation	2,962	3,268	10.3%
Commissions	1,449	1,418	-2.2%
Advertising	185	150	-18.5%
Financial biz exp	705	2,772	292.9%
Other general exp	2,038	2,419	18.7%
Cost of svc provided	2,838	2,613	-7.9%
Cost of service	1,341	1,368	2.0%
Interconnection fees	1,116	901	-19.2%
Other cost of service	381	343	-9.9%
Selling expense	1,969	2,373	20.5%
Sales expense	1,826	2,230	22.1%
Bad debt expense	143	143	0.1%
Cost of merch sold	4,521	4,489	-0.7%
Operating income	1,748	1,214	-30.6%
EBITDA	4,711	4,482	-4.9%
N-OP income(loss)	-145	209	TB
Non-operating income	1,042	1,285	23.3%
Non-operating expense	1,184	1,097	-7.3%
Equity Method (G/L)	-3	21	TB
Income bf taxes	1,603	1,422	-11.3%
Income tax	316	279	-11.6%
Net income	1,452	1,111	-23.5%
NI contributable to KT	1,447	1,057	-26.9%

kt Stand Alone I/S	2011	2012	YoY
Operating revenue	19,324	18,863	-2.4%
Service Revenue	15,063	14,463	-4.0%
Wireless	6,885	6,816	-1.0%
Fixed line	7,042	6,443	-8.5%
Media/Contents	317	466	47.2%
Finance/Rental			
Other service	819	738	-9.9%
Merchandise revenue	4,261	4,401	3.3%
Operating expense	17,658	17,789	0.7%
Service expense	13,044	13,450	3.1%
Labor expense	2,386	2,487	4.2%
General expense	6,230	6,435	3.3%
Depreciation	2,835	2,926	3.2%
Commissions	1,485	1,431	-3.7%
Advertising	165	137	-17.3%
Financial biz exp			
Other general exp	1,744	1,941	11.3%
Cost of svc provided	2,301	2,007	-12.8%
Cost of service	811	763	-6.0%
Interconnection fees	1,113	899	-19.2%
Other cost of service	377	345	-8.5%
Selling expense	2,128	2,521	18.5%
Sales expense	2,025	2,430	20.0%
Bad debt expense	103	91	-11.4%
Cost of merch sold	4,613	4,339	-5.9%
Operating income	1,666	1,075	-35.5%
EBITDA	4,501	4,000	-11.1%
N-OP income(loss)	-8	89	TB
Non-operating income	1,087	1,116	2.7%
Non-operating expense	1,095	1,027	-6.2%
Equity Method (G/L)			
Income bf taxes	1,658	1,164	-29.8%
Income tax	369	444	20.3%
Net income	1,289	719	-44.2%

18

4-2 K-IFRS Yearly Income Statements

Consolidated I/S 2011 2012 YoY

Operating revenue 21,272 23,790 11.8%

Service Revenue 16,947 19,189 13.2%

Wireless 6,969 6,913—0.8% Fixed line 6,951 6,392—8.0%

Media/Contents 803 1,068 33.0% Finance/Rental 997 3,574 258.7%

Other service 1,227 1,242 1.2%

Merchandise revenue 4,325 4,601 6.4%

Operating expense 19,524 22,576 15.6%

Service expense 15,003 18,088 20.6% Labor expense 2,856 3,076 7.7% General expense 7,339 10,026 36.6%

Depreciation 2,962 3,268 10.3% Commissions 1,449 1,418—2.2% Advertising 185 150—18.5%

Financial biz exp 705 2,772 292.9% Other general exp 2,038 2,419 18.7%

Cost of svc provided 2,838 2,613—7.9%

Cost of service 1,341 1,368 2.0%

Interconnection fees 1,116 901—19.2% Other cost of service 381 343—9.9%

Selling expense 1,969 2,373 20.5%

Sales expense 1,826 2,230 22.1%

Bad debt expense 143 143 0.1%

Cost of merch sold 4,521 4,489—0.7%

Operating income 1,748 1,214—30.6%

EBITDA 4,711 4,482—4.9%

N-OP income(loss)—145 209 TB

Non-operating income 1,042 1,285 23.3% Non-operating expense 1,184 1,097—7.3% Equity Method (G/L)—3 21 TB

Income bf taxes 1,603 1,422—11.3%

Income tax 316 279—11.6%

Net income 1,452 1,111—23.5%

NI contributable to KT 1,447 1,057—26.9%

Consolidated 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12

Asset 28,245 29,080 29,473 32,085 33,118 32,170 33,729 34,472

Current assets 7,958 8,182 8,434 9,791 10,919 9,831 10,486 10,483

Cash &cash equivalents 1,141 1,118 1,246 1,445 1,571 1,401 1,274 2,055 Trade & other rec 4,542 4,764 4,867 5,295 5,210 4,927 4,732 4,534 Inventories 737 729 646 675 895 942 801 935 Other current assets 1,538 1,572 1,675 2,376 3,242 2,560 3,678 2,959

Non-current assets 20,288 20,897 21,038 22,295 22,198 22,339 23,243 23,990

Trade & other rec 1,308 1,411 1,401 1,723 1,513 1,211 927 1,071 P.P.E 13,556 13,582 13,724 14,023 14,196 14,493 15,358 15,250 Other non-cur assets 5,423 5,904 5,914 6,549 6,490 6,635 6,958 7,669

Liabilities 16,682 17,079 17,234 19,548 20,669 19,474 20,522 21,315

Current liabilities 8,000 8,397 7,731 8,745 10,572 9,585 10,232 11,247

Trade & other payables 4,643 4,647 4,074 5,890 6,606 5,909 6,446 7,216 Short-term borrowings 2,610 3,034 3,034 2,112 3,074 2,832 2,968 3,187 Other current liabilities 747 716 623 742 892 843 819 844

Non-current liabilities 8,682 8,682 9,503 10,802 10,097 9,890 10,290 10,068

Trade & other payables 381 651 655 652 658 585 738 701 Long-term borrowings 7,489 7,130 7,988 8,886 8,377 8,167 8,449 8,237 Other non-cur liabilities 812 900 860 1,265 1,062 1,138 1,104 1,130

Equity 11,563 12,001 12,239 12,538 12,449 12,696 13,207 13,158

Net debt 8,959 9,047 9,776 9,553 9,880 9,598 10,142 9,369

4-3 K-IFRS Statement of Financial Position

(Unit: KRW bn) kt Stand Alone 1Q11 2Q11 3Q11 4Q11 1Q12 2Q12 3Q12 4Q12 Asset 24,731 25,509 25,791 26,454 27,126 26,412 25,978 26,509

Current assets 5,905 6,172 6,218 6,376 7,072 6,310 6,093 6,090

Cash &cash equivalents 804 874 891 790 809 791 501 1,173

Trade & other rec 4,217 4,426 4,517 4,832 4,740 4,500 4,264 3,951 Inventories 606 596 487 514 723 764 613 809 Other current assets 278 276 323 239 800 254 715 156

Non-current assets 18,825 19,337 19,573 20,078 20,054 20,103 19,885 20,419

Trade & other rec 1,167 1,298 1,297 1,608 1,396 1,099 788 926 P.P.E 12,963 13,100 13,224 13,305 13,464 13,744 13,604 13,009 Other non-cur assets 4,696 4,939 5,052 5,165 5,194 5,260 5,493 6,484

Liabilities 13,839 14,192 14,242 14,720 15,503 14,592 13,884 14,638

Current liabilities 6,723 7,003 6,238 6,036 7,347 6,582 6,181 7,338

Trade & other payables 3,764 4,371 3,878 4,425 4,824 4,322 4,059 4,966 Short-term borrowings 1,773 2,073 1,904 1,086 1,877 1,657 1,568 1,781

Other current liabilities 1,187 560 456 524 646 603 554 591

Non-current liabilities 7,116 7,189 8,004 8,684 8,155 8,010 7,703 7,300

Trade & other payables 287 597 604 597 611 543 697 676 Long-term borrowings 6,178 5,915 6,763 7,415 6,811 6,658 6,168 5,785 Other non-cur liabilities 651 677 637 672 734 809 838 838

Equity 10,892 11,317 11,549 11,734 11,623 11,821 12,094 11,871

Net debt 7,325 7,549 8,214 8,127 8,291 7,871 7,745 6,851

4-4 Subscribers (kt only)

Wireless	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	QoQ	YoY
Total Wireless Subscribers	**16,726**	**16,776**	**17,042**	**17,307**	**17,435**	**17,389**	**17,416**	**17,436**	**0.1%**	**0.7%**
3G + LTE	16,299	16,296	16,391	16,563	16,599	16,488	16,480	16,502	0.1%	-0.4%
WiBro	427	480	651	744	836	902	936	934	-0.2%	25.6%
Mobile Subscribers (*1,000)										
Gross addition	1,684	1,861	1,621	1,808	1,423	1,271	1,502	1,280	-14.7%	-29.2%
Deactivation	1,426	1,864	1,526	1,636	1,387	1,382	1,509	1,259	-16.6%	-23.1%
Net addition	258	-3	95	172	36	-111	-8	22	375.2%	-87.5%
Churn rate (%)	2.8%	3.4%	2.9%	3.1%	2.7%	2.8%	3.1%	2.5%	-0.6%p	-0.6%p
Subscribers	**16,299**	**16,296**	**16,391**	**16,563**	**16,599**	**16,488**	**16,480**	**16,502**	**0.1%**	**-0.4%**

※ Mobile: 2G + 3G + LTE

Mobile ARPU (Won)	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	QoQ	YoY
Wireless Service	**30,247**	**30,178**	**29,609**	**28,826**	**28,722**	**29,447**	**29,970**	**30,697**	**2.4%**	**6.5%**
Interconnection	4,014	4,118	3,961	3,943	3,869	3,531	3,571	1,858	-48.0%	-52.9%

※ ARPU: 3G+LTE

※ Wireless service : Voice + Data

Wireline	1Q11	2Q11	3Q11	4Q11	1Q12	2Q12	3Q12	4Q12	QoQ	YoY
Subscribers (*1,000)										
Telephony	**19,386**	**19,272**	**19,227**	**19,159**	**19,065**	**18,957**	**18,837**	**18,666**	**-0.9%**	**-2.6%**
PSTN	16,453	16,234	16,071	15,929	15,771	15,630	15,493	15,318	-1.1%	-3.8%
VoIP	2,932	3,038	3,156	3,230	3,294	3,326	3,344	3,348	0.1%	3.6%
Broadband	**7,552**	**7,629**	**7,724**	**7,823**	**7,922**	**7,967**	**8,009**	**8,037**	**0.3%**	**2.7%**
IPTV	**2,393**	**2,622**	**2,842**	**3,076**	**3,316**	**3,571**	**3,783**	**4,030**	**6.5%**	**31.0%**

20

Thank u KT